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Exhibit 99.5

Press release

EMBARGOED FOR PUBLICATION UNTIL 07.30AM (BST) THURSDAY SEPTEMBER 25, 2003

Bookham Technology plc announces the acquisition of Ignis Optics, Inc Oxfordshire, UK—September 25, 2003:

Bookham Technology plc (LSE:BHM; NASDAQ: BKHM) today announced that it has entered into an agreement under which it will acquire Ignis Optics, Inc ("Ignis"), a provider of optical modules for communications networks, based in San Jose, California.

Ignis designs and manufactures small form-factor pluggable (SFP and XFP) single-mode optical transceivers for current and next-generation optical datacom and telecom networks. Ignis' leading-edge transceiver design skills provide an excellent match to Bookham's position in optics and electronics design. The combined team will accelerate Bookham's move to provide a full XFP and SFP product set at multiple speeds and different reaches in order to address the majority of new datacom optics opportunities. This represents a new large market for Bookham with significant growth opportunities.

Under the terms of the agreement, Bookham will acquire Ignis Optics, Inc in consideration for $15.5 million which is to be satisfied by the issue at completion of new Bookham shares having this value, as determined on a 20 day rolling average based on the 15 trading days prior to today's date including today and the five trading days thereafter. Additionally, Bookham shares up to a value of $1.5 million (the number to be determined on the same basis as the shares issued at completion) will be issued in early 2005, should Ignis meet certain performance criteria during the 2004 fiscal year.

Giorgio Anania, Bookham's President and Chief Executive Officer, was enthusiastic about the additional opportunities that the Ignis acquisition would bring. "Bookham is currently the number two telecom optical components supplier worldwide, but to date we have not played significantly in the datacom market, which is a large market opportunity for our optical know-how and manufacturing capabilities. With this agreement to acquire Ignis, we are signaling our intent to enter this market. The technical team at Ignis is widely regarded as having a clear leadership in the field of next-generation pluggable optics. We see the combination of our skill sets as further enhancing Bookham's market opportunities."

Michael Lebby, co-founder of Ignis, echoed these comments. "Bookham's technical strength and strong channels to market are the perfect match to ensure rapid revenue growth for Ignis' portfolio of pluggable optical transceiver modules. Bookham's broad customer base will enhance and diversify the market exposure of our optical transceivers."

Application will be made to admit the new ordinary shares in Bookham to the Official list of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities. Admission of the new shares is expected to take place following completion of the acquisition, expected in early October.

–ends–

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For further information, please contact:

Sharon Ostaszewska Bookham Technology Tel: +44 (0)1235 837612 sharon.ostaszewska@bookham.com	or	Juliet Clarke Financial Dynamics Tel: +44 (0) 20 7831 3113

Bookham Technology (LSE: [BHM]; NASDAQ: [BKHM]) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, aerospace, industrial and military. In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi. In July 2003, the company acquired the business of Cierra Photonics. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland and offices in the US, France, Italy and Japan, and employs approximately 1800 people worldwide.

More information on Bookham Technology is available at www.bookham.com
Bookham and ASOC are registered trademarks of Bookham Technology plc

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the "Risk Factors" sections of our Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 19, 2003, as amended. Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.

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  Exhibit 99.5
Bookham Technology plc announces the acquisition of Ignis Optics, Inc Oxfordshire, UK—September 25, 2003